

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 18, 2007

David J. O'Reilly
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA   94583-2324

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on February 28, 2007**
> **Response Letter Dated May 10, 2007**
> **File No. 001-00368**

Dear Mr. O'Reilly:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006, and your response letter dated May 10, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We note your response to our prior comment one from our letter dated April 27, 2007. Your response indicates that you purchased Syrian oil from two resellers, Petraco Oil and Arcadia Petroleum, companies that may trade with or make payments to Syria. Please advise us, to the best of your knowledge, whether the approximately $48.3 million payments to the resellers, or any portion thereof, were passed on to the government of Syria.

2.   We refer you to the materiality analysis included in your response letter dated November 22, 2005. If you know, or believe that it is reasonably likely, that some portion of the approximately $48.3 million you paid to the resellers was passed on to the Syrian government, please provide an updated and expanded qualitative materiality analysis. Your updated and expanded qualitative materiality analysis should take into account the extent to which you know or believe that your payments were passed on to Syria, a country identified by the State Department as a state sponsor of terrorism.

Engineering Comments

Review of Ongoing Exploration and Production Activities in Key Areas, page 9

3.   We have considered your response to prior comment two of our letter dated April 27, 2007 as well as your response 14 in your letter dated January 13, 2005. However, we note your table of "Net Production of Crude Oil and Natural Gas Liquids and Natural Gas" on page 5 of your Form 10-K.   Instruction 3 to Item 102 indicates that you should provide material information about reserves as well as production. For the locations for which you have provided such information about production, provide reserves information as well.

Supplemental Information on Oil and Gas Producing Activities, page FS-63

Reserve Quantity Information, page FS-70

4.   We have reviewed your response to comment four. Concerning the Agbami field where you state the proved undeveloped gas reserves are limited to fuel gas please tell us how you account for this gas in the standardized measure since there is no actual sale. Also tell us how much fuel gas you are currently utilizing for this field and what the source of it is.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me at (202) 551-3740, with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director